Exhibit 3.1

AMENDMENT TO AMENDED AND

RESTATED ARTICLES OF INCORPORATION

OF

CELL THERAPEUTICS, INC.

Pursuant to the Washington Business Corporation Act, Chapter 23B.10, the undersigned officer of Cell Therapeutics, Inc., a Washington corporation (the “Corporation”), does hereby submit for filing these Articles of Amendment:

FIRST: The name of the Corporation is Cell Therapeutics, Inc.

SECOND: This amendment to the Corporation’s Amended and Restated Articles of Incorporation, as amended to date (the “Restated Articles”), was approved and adopted by the Board of Directors of the Corporation on May 5, 2011. Shareholder approval was not required on this amendment in accordance with the provisions of RCW 23B.10.020.

THIRD: Section 1 of Article II of the Restated Articles is amended to read in its entirety as follows:

“ARTICLE II

Authorized Capital Stock

1. Classes. The Corporation shall be authorized to issue two classes of shares of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation shall have authority to issue shall be Two Hundred One Million Six Hundred Sixty-Six Thousand Six Hundred Sixty Six (201,666,666); the total number of authorized shares of Common Stock shall be Two Hundred Million (200,000,000); and the total number of authorized shares of Preferred Stock shall be One Million Six Hundred Sixty-Six Thousand Six Hundred Sixty-Six (1,666,666).

Effective as of 11:59 p.m. Pacific Daylight Time, on May 15, 2011 (the “Effective Time”), each six (6) outstanding shares of the Corporation’s Common Stock will be exchanged and combined, automatically, without further action, into one (1) share of Common Stock (the “Reverse Stock Split”). At the Effective Time, the total number of shares which the Corporation shall have the authority to issue shall be Two Hundred One Million Six Hundred Sixty-Six Thousand Six Hundred Sixty Six (201,666,666); the total number of authorized shares of Common Stock shall be Two Hundred Million (200,000,000); and the total number of authorized shares of Preferred Stock shall be One Million Six Hundred Sixty-Six Thousand Six Hundred Sixty-Six (1,666,666). No certificates for fractional shares of Common Stock shall be issued in the Reverse Stock Split, but in lieu thereof each holder of Common Stock who would otherwise have been entitled to a fraction of a share of Common Stock shall be paid cash equal to such fraction times the closing price of Common Stock as reported on The NASDAQ Capital Market on the trading day immediately preceding the Effective Time.”

FOURTH: These Articles of Amendment shall be effective at 11:59 p.m., Pacific Daylight Time, on May 15, 2011.

* * *

I certify that I am a duly appointed and incumbent officer of the above named Corporation and I am authorized to execute this Amendment to the Amended and Restated Articles of Incorporation on behalf of the Corporation.

EXECUTED this 13th day of May, 2011.

CELL THERAPEUTICS, INC.,
a Washington corporation

By:	/s/ James A. Bianco, M.D.
James A. Bianco, M.D.
Chief Executive Officer